SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

President and Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on December 31, 2009, January 11, 2010, January 14, 2010, January 28, 2010, February 8, 2010, March 9, 2010, March 15, 2010 and April 6, 2010, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph in the section entitled “Background of the Offer”:

On May 3, 2010, GMCR issued a press release announcing that Purchaser has extended the Offer until 12:00 midnight, Eastern Time, on Monday, May 10, 2010 (one minute after 11:59 p.m., Eastern Time, on May 10, 2010), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, on May 3, 2010 (one minute after 11:59 p.m., Eastern Time, on May 3, 2010). GMCR also announced that, on April 30, 2010, it had certified to the FTC that it had substantially complied with the FTC’s Second Request. Pursuant to the HSR Act, GMCR expects the premerger waiting period to expire at 11:59 p.m., Eastern Time, on Monday, May 10, 2010.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following immediately before the section entitled “Opinion of Houlihan Lokey Howard & Zukin Capital Inc. – Other Matters”:

As noted above, Houlihan Lokey did not perform a discounted cash flow analysis. Management of Diedrich provided Houlihan Lokey with financial projections relating to Diedrich for the fiscal years ending 2010 through 2012. However, management of Diedrich also informed Houlihan Lokey that, while the projections for the fiscal years ending 2011 and 2012 reflected their best available estimates and judgments as to the future financial results and condition of Diedrich at the time of their preparation, since such time of preparation management no longer believed such projections to be reliable. As a result, Houlihan Lokey did not perform a discounted cash flow analysis because it did not believe performing such an analysis on projections covering only one year of projected financial results was meaningful in reaching its conclusion.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the first paragraph and the first following table in the section entitled “Opinion of Houlihan Lokey Howard & Zukin Capital Inc. – Selected Companies Analysis” with the following:

Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for the following selected coffee roasters and private label food manufacturing companies. Houlihan Lokey selected the coffee roasters as the group of all publicly traded companies that it believes have a significant portion of their business comprised of coffee roasting. Houlihan Lokey selected the private label food manufacturing companies as the group of all publicly traded companies that it believes have a significant portion of their business comprised of private label food manufacturing. The calculated multiples included (i) enterprise value to NFY Revenue, NFY Adjusted EBITDA and NFY Adjusted EBIT, and (ii) equity value to NFY Adjusted Net Income. The list of selected companies and the related financial data for such selected companies are set forth below.

(dollars in millions, except per share values)

			Enterprise Value to:						Equity Value to:
Selected Companies	Enterprise Value	Equity Value	NFY Revenue		NFY Adjusted EBITDA		NFY Adjusted EBIT		NFY Adjusted Net Income
Coffee Roasters
Coffee Holding Co. Inc.	$25.9	$23.1	NA	[1]	NA		NA		NA
Companhia Cacique de Cafe Soluvel	$186.5	$100.4	NA		NA		NA		NA
Companhia Iguacu de Cafe Soluvel	$224.5	$84.2	NA		NA		NA		NA
Farmer Brothers Co.	$249.3	$292.3	NA		NA		NA		NA
Green Mountain Coffee Roasters, Inc.	$2,405.2	$2,619.0	2.07	x	14.1	x	18.9	x	35.4	x
Peet’s Coffee & Tea Inc.	$404.4	$425.6	1.39	x	9.9	x	16.6	x	27.5	x
Super Coffeemix Manufacturing Ltd.	$223.8	$240.9	NA		NA		NA		NA
Private Label
Ralcorp Holdings Inc.	$4,654.3	$3,325.7	1.16	x	7.0	x	9.1	x	12.6	x
Cott Corporation	$941.8	$668.8	0.58	x	5.2	x	8.4	x	11.6	x
Treehouse Foods Inc.	$1,624.9	$1,152.5	1.05	x	9.1	x	12.3	x	15.4	x
J&J Snack Foods Corp.	$612.6	$711.3	0.90	x	6.0	x	8.5	x	16.0	x
Overhill Farms Inc.	$113.6	$93.5	0.47	x	4.5	x	5.2	x	7.7	x

1	For purposes of the tables in this Statement, “NA” means “not available.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph thereof with the following:

Under the terms of Houlihan Lokey’s engagement, Diedrich agreed to pay Houlihan Lokey for its financial advisory services an aggregate fee currently estimated to be approximately $5.6 million, approximately $5.025 million of which is contingent upon completion of the Offer. Diedrich has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph in the section entitled “Antitrust Laws”:

On May 3, 2010, GMCR announced that, on April 30, 2010, it had certified to the FTC that it had substantially complied with the FTC’s Second Request. Pursuant to the HSR Act, GMCR expects the premerger waiting period to expire at 11:59 p.m., Eastern Time, on Monday, May 10, 2010.

The full text of the press release issued by GMCR on May 3, 2010, announcing GMCR’s substantial compliance certification is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following after the last paragraph in the section entitled “Litigation”:

On April 12, 2010, the plaintiff filed a second amended class action complaint (the “Second Amended Complaint”), re-asserting his claim for breach of fiduciary duty against the members of the Board and his claim for an equitable assessment of attorneys’ fees and costs against Diedrich, the members of the Board, GMCR and Purchaser.

On May 2, 2010, Diedrich, the members of the Board, GMCR, Purchaser and the plaintiff reached an agreement-in-principle to settle the entire litigation, and executed a Memorandum of Understanding that provides for settlement of the litigation (the “MOU”). Pursuant to the MOU, the plaintiff will release and settle all known and unknown claims against Diedrich, the members of the Board, GMCR, Purchaser and their respective affiliates, successors and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Pursuant to the MOU, Diedrich, in exchange, will provide certain additional disclosures to the Schedule 14D-9. In addition, Diedrich, the members of the Board, GMCR and Purchaser have agreed not to oppose Plaintiff’s counsel’s application for an award of attorneys’ fees and costs up to a specified amount, to be paid by Diedrich or its successor. Final settlement of the litigation is subject to the parties reaching a definitive settlement agreement, approval by the Court and the Merger becoming effective under Delaware law. Diedrich, the members of the Board, GMCR and Purchaser have not admitted to, and in fact deny, any wrongdoing, and have executed the MOU solely to eliminate the burden and expense of further litigation.

If you have any additional questions regarding the settlement you may contact counsel for the plaintiff: Joseph Levi or Juan E. Monteverde; Levi & Korsinsky, LLP; 30 Broad Street, 15th Floor; New York, New York 10004; (212) 363-7500 (telephone); (212) 363-7171 (fax); www.zlk.com.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following immediately before the section entitled “Forward-Looking Statements”:

Further Extension of Offer Period

On May 3, 2010, GMCR issued a press release announcing that Purchaser has extended the Offer until 12:00 midnight Eastern Time on Monday, May 10, 2010 (one minute after 11:59 p.m., Eastern Time, on May 10, 2010), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight Eastern Time on May 3, 2010 (one minute after 11:59 p.m., Eastern Time, on May 3, 2010). In order to reflect the extension of the Offer, all references to “May 3, 2010” as the date the Offer expires in the Schedule 14D-9 are hereby replaced, as appropriate, with “May 10, 2010.”

The full text of the press release issued by GMCR on May 3, 2010 announcing the extension of the Offer is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

Projected Financial Information

Diedrich does not, as a matter of course, publicly disclose projections as to its future financial performance. However, in connection with discussions concerning possible business combinations and GMCR’s due diligence review, Diedrich provided non-public financial projections of its operating performance to GMCR. As noted in this Statement, management of Diedrich believed that only the financial projections for the fiscal year ending 2010 (the “Projections”) represented the best available estimates and judgments of Diedrich management as to the future financial results and condition of Diedrich.

The Projections are summarized in this Statement solely for the purpose of providing Diedrich’s stockholders with access to certain of the information considered by the Board, made available to GMCR in connection with the Offer and the Merger and used by Houlihan Lokey in its analyses. The Projections are not summarized in this Statement for the purpose of inducing any holder of shares of Common Stock to tender such shares in the Offer or to vote in favor of a subsequent Merger.

The Projections do not take into account any changes in Diedrich’s operations or capital structure that may result from the Offer and the Merger, nor do they reflect transactional costs associated with the Offer or the Merger.

It is not possible to predict with certainty whether the assumptions made in preparing the Projections will be valid, and actual results may prove to be materially higher or lower than those contained in the Projections. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based upon actual experience as well as business, legal and legislative developments.

In addition, the Projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events and matters, as well as matters specific to Diedrich’s business, many of which are difficult to predict, inherently uncertain or beyond Diedrich’s control. The summary of the Projections in this Statement should not be regarded as an indication that Diedrich, GMCR or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied upon as such.

The Projections were finalized in September 2009, have not been updated since such date and do not purport to take into account all circumstances or events occurring after such date, nor do they take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. Except as otherwise required by law, Diedrich does not intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The Projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding Projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Diedrich’s independent registered public accounting firm, nor any other independent accountants, have compiled, reviewed, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The summary of the Projections herein will not be deemed an admission or representation by Diedrich that they are viewed by Diedrich as material information of Diedrich.

The information discussed in this section includes forward-looking statements and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including the various risks set forth in Diedrich’s periodic reports.

The information regarding the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Diedrich contained elsewhere in this Statement and Diedrich’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the following summary of the Projections.

Diedrich Coffee, Inc. Summary of Projections

($ in millions)	Fiscal Year Ending June 30, 2010E
Revenue	$98.16
Adjusted EBITDA(1)	$11.23
Adjusted EBIT(1)	$9.56
Adjusted Net Income(1)	$5.44

(1)	Adjustment consists of an increase of $0.14 million to reflect expected non-recurring expenses associated with a severance arrangement and human resources class action lawsuit.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(14)	Press Release issued by GMCR on May 3, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	President and Chief Financial Officer